Digital Realty Trust, Inc.

Digital Realty Trust, L.P.

560 Mission Street, Suite 2900

San Francisco, CA 94105

September 22, 2010

VIA EDGAR TRANSMISSION

Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-6010

Re:	Digital Realty Trust, Inc.
Digital Realty Trust, L.P.
Registration Statement on Form S-4
File No. 333-167805

Dear Ms. Gowetski:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Digital Realty Trust, Inc. and Digital Realty Trust, L.P. hereby request that the Securities and Exchange Commission (the “Commission”) take the appropriate action to make the above-captioned Registration Statement on Form S-4 effective at 11:00 a.m., Washington, D.C. time on September 24, 2010 or as soon thereafter as possible.

Digital Realty Trust, Inc. and Digital Realty Trust, L.P. each acknowledges that with respect to the Registration Statement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve such company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	such company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please call Keith Benson of Latham & Watkins LLP at (415) 646-8307 or the undersigned at (415) 738-6500. Thank you in advance for your consideration.

Very truly yours,

DIGITAL REALTY TRUST, INC.

By: /s/ Joshua A. Mills
Joshua A. Mills
Assistant Secretary and General Counsel

DIGITAL REALTY TRUST, L.P.

By: Digital Realty Trust, Inc., its General Partner

By: /s/ Joshua A. Mills
Joshua A. Mills
Assistant Secretary and General Counsel

cc:	Adam F. Turk, United States Securities and Exchange Commission
Keith Benson, Latham & Watkins LLP
Julian T.H. Kleindorfer, Latham & Watkins LLP